SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

MFC Industrial Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

55278T105
(CUSIP Number)
Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

**
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**Voluntary filing.

CUSIP No.	55278T105	13D	Page 2 of 9

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,724,425
	8	SHARED VOTING POWER
56,102
	9	SOLE DISPOSITIVE POWER
1,724,425
	10	SHARED DISPOSITIVE POWER
56,102

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,780,527
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8%

14	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ORIGINAL REPORT ON SCHEDULE 13D

Item 1. Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of MFC Industrial Ltd.., a British Columbia, Canada corporation (the “Company”), whose principal executive offices are located at Suite 1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

Item 2. Identity and Background

This statement is filed by Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”). Mr. Miller’s principal business address is 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida 33401. Mr. Miller’s principal occupation is investing assets held by or on behalf of his family. During the past five years, Mr. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Miller is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-1 (“Trust A-1”), Trust A-2 (“Trust A-2”), Trust A-3 (“Trust A-3”), Trust A-4 (“Trust A-4”), and Trust C (“Trust C” and, together with Trust A-1, Trust A-2, Trust A-3 and Trust A-4, the “Trusts”). The Trusts and Trust D were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, which are Trust A-1, Trust A-2 Trust A-3 and Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-1 were purchased with funds generated and held by Trust A-1. The aggregate purchase price for the shares of Common Stock purchased by Trust A-1 was approximately $320,587.00. All of the shares of Common Stock purchased by Trust A-2 were purchased with funds generated and held by Trust A-2. The aggregate purchase price for the shares of Common Stock purchased by Trust A-2 was approximately $262,084.00. All of the shares of Common Stock purchased by Trust A-3 were purchased with funds generated and held by Trust A-3. The aggregate purchase price for the shares of Common Stock purchased by Trust A-3 was approximately $208,573.00. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $5,377,498.00. All of the shares of Common Stock purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the shares of Common Stock purchased by Trust C was approximately $1,228,776.00. All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $18,388.00.

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Mr. Miller is the managing member of Milfam LLC, a Delaware limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the managing member of Milfam LLC were purchased with funds generated and held by Milfam LLC. The aggregate purchase price for the shares of Common Stock purchased by Milfam LLC was approximately $49,841.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Common Stock purchased by Milfam II was approximately $2,378,187.00.

Mr. Miller is the manager of LIMFAM LLC (f/k/a Milfam NG LLC) (“LIMFAM LLC”), a Delaware limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was approximately $725,058.00.

Milfam LLC is the manager of AMIL of Ohio, LLC (“AMIL”), an Ohio limited liability company established pursuant to the Operating Agreement of AMIL of Ohio, LLC, effective as of May 14, 2010. All of the Shares Mr. Miller is deemed to beneficially own as Manager of Milfam LLC, which is the manager of the manager of AMIL, were purchased with money generated and held by AMIL. The aggregate purchase price for the shares of Common Stock purchased by AMIL was approximately $9,650.00.

Mr. Miller is the authorized agent of a certain brokerage account for the benefit of Lloyd I. Miller, IV (the “Brokerage Account”). All of the Shares held by Brokerage Account were purchased with funds generated and held by Brokerage Account. The aggregate purchase price for the shares of Common Stock purchased by the Brokerage Account was approximately $9,650.00.

Mr. Miller is the settlor of an individual retirement trust account (the “IRA”). All of the Shares held by the IRA were purchased with personal funds generated and contributed to the IRA by Mr. Miller. The aggregate purchase price for the shares of Common Stock purchased by the IRA was approximately $1,092.00.

Mr. Miller is the trustee for a certain generation skipping trust, Catherine Miller GST (the “Catherine GST”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for Catherine GST were purchased with funds generated and held by the Catherine GST. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of the Catherine GST was approximately $186,429.00.

Mr. Miller is the trustee for a certain generation skipping trust, Kimberly Miller GST (the “Kimberly GST”). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for Kimberly GST were purchased with funds generated and held by the Kimberly GST. The aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of the Kimberly GST was approximately $48,783.00.

Mr. Miller is the co-trustee of a trust (“Crider GST”). All of the Shares Mr. Miller is deemed to beneficially own as the co-trustee for Crider GST were purchased with funds generated and held by the Crider GST. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of Crider GST was approximately $222,136.00.

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Mr. Miller is the custodian to a certain custodian account created for the benefit of Luke Miller (the “Luke Account”). All of the Shares Mr. Miller is deemed to beneficially own as the custodian to the Luke Account were purchased with money generated and held by the Luke Account. The aggregate purchase price for the shares of Common Stock purchased by Luke Account was approximately $3,860.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT I (T8) (“MILGRAT I (T8)”), dated as of October 24, 2011, Mr. Miller was named as the trustee to MILGRAT I (T8). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT I (T8) were contributed to MILGRAT I (T8) by its grantor, Catherine C. Miller.

Mr. Miller shares investment and dispositive power with a family member over Shares held by the a certain Custodian Managed Account established pursuant to a certain PNC Advisors Custody Agreement dated as of December 9, 2003 (“Custody Account”). All of the Shares held by Custody Account were purchased with funds generated and held by Custody Account. The aggregate purchase price for the shares of Common Stock purchased by the Custody Account was approximately $168,470.00.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $6,272.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4. Purpose of the Transaction

The shares of Common Stock covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor.

In the interest of providing additional disclosure, the Reporting Person is attaching a letter sent to the Board of Directors of the Company on December 4, 2013. A copy of Mr. Miller’s December 4, 2013 letter to the Company is attached as Exhibit 99.1 to the Schedule 13D.

This Schedule 13D, including without limitation Item 4, describes the matters referenced in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investment, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

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Item 5. Interest in Securities of the Issuer

(a) Mr. Miller may be deemed to beneficially own 1,780,527 shares of Common Stock, which is equal to approximately 2.8% of the outstanding shares, based on 62,552,126 shares of Common Stock outstanding, as reported in the Issuer’s Form 20-F filed on April 1, 2013. As of the date hereof, 82,701 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-1, 29,400 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-2, 19,921 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-3, 871,075 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 165,496 of such beneficially owned shares of Common Stock are owned of record by Trust C, 4,971 of such beneficially owned shares of Common Stock are owned of record by Trust D, 339,281 of such beneficially owned shares of Common Stock are owned of record by Milfam II, 64,605 of such beneficially owned shares of Common Stock are owned of record by MILGRAT I (T8), 97,004 of such beneficially owned shares of Common Stock are owned of record by LIMFAM LLC, 5,453 of such beneficially owned shares of Common Stock are owned of record by AMIL, 25,051 of such beneficially owned shares of Common Stock are owned of record by Catherine GST, 6,000 of such beneficially owned shares of Common Stock are owned of record by Kimberly GST, 27,587 of such beneficially owned shares of Common Stock are owned of record by Crider GST, 259 of such beneficially owned shares of Common Stock are owned of record by IRA, 2,181 of such beneficially owned shares of Common Stock are owned of record by Luke Account, 7,000 of such beneficially owned shares of Common Stock are owned of record by MILFAM LLC, 5,453 of such beneficially owned shares of Common Stock are owned of record by the Brokerage Account, 23,544 of such beneficially owned shares of Common Stock are owned of record by the Custody Account, and 3,545 of such beneficially owned shares of Common Stock are owned of record by Mr. Miller directly.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares of Common Stock held of record by Trust A-1, Trust A-2, Trust A-3, Trust A-4, Trust C, AMIL, MILGRAT I (T8), Catherine GST, Kimberly GST, IRA, Luke Account, MILFAM LLC, Milfam II, LIMFAM LLC, the Brokerage Account and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust D, Crider GST and the Custody Account.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
October 9, 2013	2,930	$8.0797
November 6, 2013	4,000	$8.11
November 12, 2013	10,070	$8.0443
November 15, 2013	5,000	$8.0698
November 15, 2013	21,700	$8.0436
November 19, 2013	15,000	$7.8244
November 19, 2013	43,000	$7.8772
November 20, 2013	16,000	$7.5963
November 25, 2013	2,000	$7.8998
November 26, 2013	10,000	$7.8060
November 27, 2013	850	$7.76
December 2, 2013	2,200	$7.6533

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	Trust C
Date of Transaction	Number of Shares Purchased	Price Per Share
October 9, 2013	2,930	$8.0797
November 6, 2013	10,000	$8.12
November 12, 2013	25,810	$8.0494

	Kimberly GST
Date of Transaction	Number of Shares Purchased	Price Per Share
October 8, 2013	6,000	$8.1305

	Catherine GST
Date of Transaction	Number of Shares Purchased	Price Per Share
November 19, 2013	20,000	$7.5775

	Crider GST
Date of Transaction	Number of Shares Purchased	Price Per Share
November 12, 2013	6,000	$8.00

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits

Exhibit 99.1 Letter, dated December 4, 2013, by Lloyd I. Miller, III to the Board of Directors of the Company.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2013

By: /s/ Lloyd I. Miller, III

Lloyd I. Miller, III

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